July 3, 2023

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20459

Attn:	David Irving and Sharon Blume

Re:	Blue Chip Capital Group Inc.
Amendment No. 7 to
Draft Registration Statement on Form S-1
Submitted June 14, 2023
CIK No. 0001932213

Ladies and Gentlemen:

This Firm represents Blue Chip Capital Group, Inc. (the “Company”) with regard to the above-referenced submission. In response to the staff’s comment letter dated June 30, 2023 (the “Staff Letter”), for the staff’s convenience, we have included each of the staff’s comments numbered sequentially in the Staff Letter followed by our response to each comment, also numbered sequentially. In further response to the Staff’s Letter, we have filed together with our response letter a revised Exhibit 21.1 showing the correct ownership of the Company’s subsidiaries.

Amendment No. 7 to Draft Registration Statement on Form S-1 Business The Company’s Raisewise Subsidiaries and Material Terms of Contracts, page 22

1. Please revise to reconcile your disclosure regarding the company’s percentage ownership interests in Raisewise Sweden and Raisewise Morocco, respectively, on pages 22 and Exhibit 21.1. For example, your disclosure on page 22 indicates that Raisewise Morocco is a 100% owned subsidiary of the company, while Exhibit 21.1 indicates that the Company owns 80% of Raisewise Morocco. Additionally, your disclosure on page 22 states that Raisewise Sweden is a 80% owned subsidiary of the company, while Exhibit 21.1 indicates that the company owns 100% of Raisewise Sweden. Please revise to reconcile your disclosure or advise.

Response: A revised List of Subsidiaries is attached as Exhibit 21.1, correctly identifying that the Company owns 100% of RaiseWise Morocco and 80% of RaiseWise Sweden.

Please advise any additional comments. Thank you.

Sincerely,

Lawrence R. Lonergan, Esq.

c:	Blue Chip Capital Group, Inc.

Encs.

2

Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction	% of Ownership
Raisewise USA, Inc.	New York	100%
Raisewise Sweden AB	Sweden	80%
Raisewise Morocco SARL	Morocco	100%